AO Partners I, L.P.	3033 Excelsior Blvd., Suite 560 Minneapolis, MN 55416 Phone: 612-843-4301 nickswenson@grovelandcapital.com

May 6, 2013

Mr. J. Bradley Wilson

Chairman of the Board

Air T, Inc.

P.O. Box 488

Denver, North Carolina 28037

Dear Brad,

Pursuant to our conversation, an amended proposal is presented below for the board’s consideration.

I believe it is clear that shareholders want to see a reform of the Air T board, and I believe that acceptance of this proposal by the board would be well received by shareholders. The full board is copied here.

Note that this proposal represents further concessions on my part. Since joining the board, I have sought to affect change by persuasion, patience and flexibility, and my preference is to reach an amicable agreement.

Amended Proposal

1)	Raise the SRP ceiling to 20%.

2)	The board of Air T submits a binding proposal to shareholders at the upcoming annual meeting to approve the Rights Agreement, dated March 26, 2012 (commonly referred to as a “poison pill”), between the company and American Stock Transfer & Trust Company, LLC as rights agent. I will be allowed to include in the proxy statement a brief statement on why I plan to vote against approval of the poison pill, which will be in close proximity to the company’s statement in favor of the poison pill, and will be as prominent as the company’s statement. In order to increase the likelihood of a quorum, the Ratification of the Auditor would also be included, as is standard, on the Proxy. The issue would be determined by a majority of the votes cast at the meeting.

3)	Annual meeting held no later than August 30th, 2013.

4)	Board reduced to seven members at this annual meeting.

5)	Next Proxy ballot to include ten director Nominees from which shareholders select seven board members.

6)	Five of ten on next Proxy ballot come from the current board: Clark, Wilson, Wicker, Gioffre and Simpson.

7)	Shareholders select five Nominees for the upcoming Proxy using the following procedure: the Nominating committee asks the largest five shareholders for board Nominees; if the Nominating committee does not accept the Nominee, then the shareholder forwards another name and again until the Nominating committee accepts a Nominee from that shareholder; if a shareholder is non-responsive or does not want to Nominate a director for the slate then the next largest shareholder is given the chance to make a Nomination. This group of Nominees is the “Shareholder-Nominated Directors Group.”

8)	Walter Clark is excluded from the procedure in #7 because five of the ten Nominees are already coming from his legacy board Nominees.

9)	Chairman agrees that after the next Proxy, the Nominating Committee is set at three directors; two of three come from the Shareholder-Nominated Directors Group.

10)	Chairman agrees that after the next Proxy, the Compensation Committee is set at three directors, two of three from the Shareholder-Nominated Directors Group.

11)	Capital Allocation Committee. Establish a board-level committee that develops rigorous methods and makes recommendations regarding internal and external capital investment decisions; acting as a clearinghouse for the evaluation of possible uses of the company’s excess capital; measuring and reporting on the capital required by each business unit; measuring the return-on-capital for each business unit; and generally seeking to inform the board and recommend to the board the highest return on capital actions that might be taken for the benefit of the company and its shareholders. Experienced capital allocation professionals preferred for this committee; committee comprised entirely of the Shareholder-Nominated Directors Group.

12)	Current board members George Prill and Sam Chestnutt become board members Emeritus. They are paid a stipend for their participation in major board meetings as non-voting observers.

13)	Current board to consider and passes, if a majority of the board approves, a motion to sell the corporate aircraft as an immediate demonstration of shareholder-friendly capital allocation. Use the proceeds to either a) invest in an internal project or investment with 15%+ return on invested capital b) repurchase stock or c) pay a special dividend. Lease an equivalent aircraft as needed, thereby keeping customer service at the same level.

I sincerely hope that we can come to a mutual agreement based on the terms provided above.

Regards,

/s/ Nick Swenson

Nick Swenson

NJS:ja

cc:	Walter Clark, Chairman & CEO & Director

John Parry, CFO & Director

Bill Simpson, EVP & Director

George Prill, Director

Sam Chesnutt, Director

Allison Clark, Director

Dennis Wicker, Director

John Gioffre, Director